

September 13, 2012

Donald S. Mendelsohn, Esq.
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, OH 45202

  Re: Tea Leaf Management Investment Trust
     File Nos. 333-183374 and 811-22737

Dear Mr. Mendelsohn:

  On August 17, 2012, you filed a registration statement on Form N-1A for the Tea Leaf Management Investment Trust, which consists of a single series: Tea Leaf Long/Short DeepValue Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings from the registration statement.

Fund Summary

Fees and Expenses of the Fund

1. Please disclose the $20 wire redemption fee as a line item under *Shareholder Fees*.

2. Footnote 3 to the fee table refers to a fee waiver and expense reimbursement agreement. Please confirm that the Fund will include this agreement as an exhibit to the registration statement and disclose that the agreement will remain in effect for at least one year from the effective date of the registration statement. *See* Instruction 3(e) to Item 3 of Form N-1A.

Principal Investment Strategies

3. The first line of the first paragraph says the Fund will invest in "securities of North American companies". Please define "North American companies".

4. In the second paragraph please include the Fund's definition of "smaller issuers", which the Fund defines later in the prospectus as "companies with a market capitalization below $1.5 billion at the time of investment."

5. The third paragraph of this section states "that the Fund's gross exposure to equity securities will not exceed 150% of the Fund's net assets." Please describe "gross exposure" and

disclose the maximum percentage of assets that the Fund may hold in "long" and "short" positions.

Principal Risks of Investing in the Fund

6. Please provide a separate principal risk item for the Fund's investment in inverse and leveraged exchange-traded funds ("ETFs").

Management

Investment Adviser

7. This section says "[a] discussion regarding the basis for the Board of Trustees' approval of the Management Agreement will be available in the Fund's first annual or semi-annual shareholder report." Please disclose the period covered by the relevant report. *See* Item 10(a)(1)(iii) of Form N-1A.

Prior Performance Information

8. Disclosure in this section should state that the Leviticus Partners, L.P. and the separate account (collectively, the "Composite") are all of the accounts managed by the adviser that have investment objectives policies and principal investment strategies substantially similar to the Fund. *See* Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).

9. Confirm supplementally that the adjusted fees used to calculate the prior performance information include the maximum applicable sales load. Also, please explain to us whether the estimated fees and expenses of the Fund are lower than the actual fees and expenses of the Composite. If the actual fees and expenses of the Composite are higher than the Fund's estimated fees and expenses, then use the actual fees and expenses of the Composite. The adjusted fees and expenses should not result in adjusted performance that is higher than the actual Composite performance.

Distribution of Shares

Distribution Fees

10. Please revise the last paragraph in this section to conform to Item 12(b)(2) of Form N-1A.

For More Information

11. Please change the last four digits of the Securities and Exchange Commission's zip code to "1520".

Statement of Additional Information

Conflicts of Interest

12. Please revise the portfolio manager's compensation disclosure to provide the information specified in Item 20(b) and the related instructions.

General Comments

13. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

14. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

15. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

16. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement. In addition, at the time the Fund requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

17. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

18. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

19. Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

     · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect

to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6706.

Sincerely,

Bo J. Howell
Staff Attorney